October 29, 2019

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KraneShares SSE STAR Market 50 Index ETF

(File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

On September 26, 2019, KraneShares Trust (“Registrant”) filed a Form AW with respect to KraneShares SSE STAR Market 50 Index ETF (“Fund”). This Form AW was intended to withdraw the first filing (Accession Number 0001615774-19-012259) with the name of the fund as KraneShares Star Market Index ETF and retain the second filing (Accession Number 0001615774-19-012263) with the name of the fund as KraneShares SSE STAR Market 50 Index ETF.

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If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane
Jonathan Shelon
Odette Gafner
Krane Funds Advisors, LLC

K&L Gates LLP 1601 K Street NW Washington DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com